Sinclair Broadcast Group, LLC
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Sinclair Broadcast Group, LLC
May 8, 2024

Re:	Sinclair Broadcast Group, LLC
Form 10-K for the Fiscal Year Ended December 31, 2023
SEC File No. 000-26076

Attention:	Inessa Kessman
Robert Littlepage

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Ms. Kessman and Mr. Littlepage:
Sinclair Broadcast Group, LLC (the “Company”, “we”, “us” or “our”) has submitted today to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth the Company’s responses to the comments of the Staff contained in your letter dated April 24, 2024 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”).
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K. All references to page numbers in these responses are to pages of the Company’s Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements 11. Income Taxes, page F-86
1.    We note that in 2022 you increased your valuation allowance by $56 million and then in 2023 you decreased it by $212 million. Both the increase and decrease in the valuation allowance were associated with the federal interest expense carryforwards under IRC Section 163(j). With a view towards expanded disclosure, please tell us specifically what occurred in relation to the federal interest expense carryforward under IRC Section 163(j) between 2022 and 2023 that caused the significant change in the valuation allowance.
Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that in 2022, the legal entity that owned the Diamond Sports business was treated as a partnership for federal income tax purposes. The $212 million section 163(j) carryforward from the Diamond Sports partnership was tracked as a separate deferred tax asset (“DTA”) by Sinclair, as the partnership section 163(j) rules only allow for that attribute to be utilized to the extent excess taxable income is specifically allocated from the Diamond Sports partnership to Sinclair. In addition, a full valuation allowance was recorded against this DTA as it was not expected to be utilized since there was no expectation of excess taxable income from the Diamond Sports partnership based on historical results and forecasted losses.

Sinclair Broadcast Group, LLC
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

On February 10, 2023, the tax classification of the legal entity owning the Diamond Sports business changed for income tax purposes from a partnership to a disregarded entity because of the exit of the sole minority investor. As a result of the partnership termination, all the assets of the partnership were deemed to be distributed and the section 163(j) attribute was recharacterized for income tax purposes from a separate tax attribute to instead increasing the tax basis of the Diamond Sports assets. Since the section 163(j) carryforward DTA related to the Diamond Sports partnership ceased to exist after this transaction, a removal of the valuation allowance associated with that asset had to take place.
In future filings, we will include expanded disclosure regarding the change in valuation allowance, if material.
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If you have any questions concerning the matters discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration of these matters.

/s/ David R. Bochenek

David R. Bochenek
Sinclair, Inc. Senior Vice President / Chief Accounting Officer

cc: Via email
Jeffrey B. Grill (Pillsbury Winthrop Shaw Pittman LLP)
jeffrey.grill@pillsburylaw.com